Tel Aviv, October 17, 2011 Our ref: 13878/2003

VIA EDGAR

Mr. Martin James
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: D. Medical Industries Ltd.
Form 20-F for the Year Ended December 31, 2010
Filed June 13, 2011
File No. 001-34830

Dear Mr. James:

On behalf of D. Medical Industries Ltd. (the “Company”), we provide the Company’s response to the comment letter dated October 13, 2011 relating to the above referenced filing.

For your convenience, the comment of the Staff of the Securities and Exchange Commission (the “Staff”) has been restated below in its entirety in bold, with the response to the comment set forth immediately under the comment. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the above referenced Form 20-F for the Year Ended December 31, 2010 (the “Form 20-F”). The Company will file an amended Annual Report on Form 20-F once the Staff has indicated that it has no further comments.

Form 20-F for the Fiscal Year Ended December 31, 2010 filed June 13, 2011

Item 15. Controls and Procedures, page 116

1.           We note that the proposed revisions to your disclosure in response to comment 3 refer to controls and procedures and not disclosure controls and procedures. As previously requested, please amend your Form 20-F to include a conclusion that states whether or not disclosure controls and procedures are effective or are not effective. Refer to Item 307 of Regulation S-K.

In response to the comment received, the Company will revise this paragraph in the amended Form 20-F to read as follows:

"Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act of 1934) as of December 31, 2010. Based on such review, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2010".

Mr. Martin James
Securities and Exchange Commission
October 17, 2011

We would be happy to discuss any questions or comments you might have regarding the responses set forth herein. Please do not hesitate to call the undersigned at +972 (3) 607-4520.

Very Truly Yours,

/s/ Perry Wildes
Perry Wildes, Adv.

cc: Amir Loberman, Chief Financial Officer, D. Medical Industries Ltd.

      Dr. Shachar Hadar, Adv.